UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-08931
CUSIP NUMBER 229669106

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cubic Corporation
Full Name of Registrant

N/A
Former Name if Applicable

9333 Balboa Avenue
Address of Principal Executive Office (Street and Number)

San Diego, California 92123
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cubic Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 within the prescribed time period without unreasonable effort or expense.

As disclosed in Item 2.02 of Form 8-K furnished on February 17, 2015, the Audit Committee of the Company is conducting an investigation with the assistance of Latham & Watkins LLP and Deloitte FAS LLP to review the Company’s controls and procedures in connection with programs that are accounted for under the percentage of completion method.  The Audit Committee determinations will be described in the Company’s Quarterly Reports on Form 10-Q for the quarters ended December 31, 2014 and March 31, 2015.  The additional time required by Cubic Corporation financial personnel to assist in the investigation has delayed the completion of its Form 10-Q for the quarter ended March 31, 2015. As a result, Cubic Corporation is unable to file its Form 10-Q in the prescribed time without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	James R. Edwards	(858)	505-2226
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

	The Company has not filed its Quarterly Report on Form 10-Q for the quarter ended December 31, 2014.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the investigation described in “PART III — NARRATIVE” above, the Audit Committee has determined that as of September 30, 2014, the total estimated costs of certain of the Company’s Cubic Global Defense Systems (CGD Systems) segment (formerly known as Cubic Defense Systems (CDS) segment) contracts were inappropriately reduced during its accounting close for the year ended September 30, 2014. As a result, CGD Systems sales and operating income were inappropriately overstated, which amount has been preliminarily estimated to be approximately $750,000 for the fourth quarter and full year of fiscal 2014. The preliminary estimate of this error is considered immaterial and is currently expected to be corrected in the financial statements for the quarter ended December 31, 2014 that will be filed with the Company’s Form 10-Q for the quarter ended December 31, 2014.

The Company anticipates that the results of its operations for the quarter ended March 31, 2015, as compared to the quarter ended March 31, 2014, will reflect approximately a 4% decrease in net sales primarily due to decreases in sales from its CGD Systems segment and its Cubic Global Defense Services (CGD Services) segment (formerly known as its mission support services (MSS) segment). The Company anticipates that the results of its operations for the quarter ended March 31, 2015, as compared to the quarter ended March 31, 2014, will reflect an increase in operating income of approximately 5% due to higher operating income in its transportation systems (CTS) segment, partially offset by decreases in operating income for its CGD Systems and CGD Services segments and an increase in unallocated corporate expenses. In addition, the Company continually analyzes the recoverability of its deferred tax assets that are generated in the United States. The Company has concluded that a valuation allowance will be recognized and this will have a significant impact on tax expense for the quarter ended March 31, 2015 and the six-month period ended March 31, 2015. The calculation of the impact on tax expense for the quarter and six-month periods ended March 31, 2015 is not yet final.

In “PART IV — OTHER INFORMATION” of the Form 12b-25 filed by the Company on February 9, 2015, the Company disclosed the following, “The Company anticipates that the results of its operations for the quarter ended December 31, 2014, as compared to the quarter ended December 31, 2013, will reflect approximately a 7% increase in net sales primarily from an increase in sales in its defense systems (CDS) segment, and an increase in operating income of approximately 40% due to higher operating income in its transportation systems (CTS) segment. As a result of this and other factors, net income is expected to be approximately 50% higher in the quarter ended December 31, 2014 than in the quarter ended December 31, 2013.  Our actual results may differ from these anticipated results based on our diligence and closing procedures for the quarter ended December 31, 2014.”

Subsequent to the filing of the Form 12b-25 on February 9, 2015, the Company experienced cost growth on a transportation contract in North America and on a CGD Systems contract with the U.S. Federal Government. Sales for these contracts are accounted for on a cost-to-cost percentage-of-completion basis. Under the cost-to-cost percentage-of-completion method, when changes to estimated costs at completion are required, any changes from prior estimates are recognized by recording adjustments in the current period for the inception-to-date effect of the changes on current and prior periods using the cumulative catch-up method of accounting in the earliest accounting period which has not yet been reported. As a result of these changes in estimates, the Company’s anticipated results of operations for the quarter ended December 31, 2014 have been adjusted from the amounts disclosed in the Form 12b-25 filed on February 9, 2015. In addition, subsequent to the filing of the Form 12b-25 on February 9, 2015, the Company identified certain errors in its September 30, 2014 financial statements including an overstatement of revenue recognition on one contract and the understatement of cost of sales on a small number of contracts. The cumulative impact of these errors resulted in an overstatement of the Company’s operating income for the year ended December 31, 2014 of $1.6 million. The preliminary estimate of this error is considered immaterial and is currently expected to be corrected in the financial statements for the quarter ended December 31, 2014 that will be filed with the Company’s Form 10-Q for the quarter ended December 31, 2014.

The Company has updated its estimates and now anticipates that the results of its operations for the quarter ended December 31, 2014, as compared to the quarter ended December 31, 2013, will reflect approximately a 4% increase in net sales primarily from an increase in sales in its CGD Systems segment, and a decrease in operating income of approximately 40% due to lower operating income from its CGD Systems and CGD Services segments, partially offset by higher operating income in its CTS segment. As a result of this and other factors, net income is expected to be approximately 40% lower in the quarter ended December 31, 2014 than in the quarter ended December 31, 2013. The updated estimates of the results of the Company’s operations for the quarter ended December 31, 2014 and for the six-month period ended March 31, 2015 include the correction of the $1.6 million of errors described above as well as the correction of the separate errors described above totaling $750,000 that were identified in connection with the investigation.

The Company anticipates that the results of its operations for the six-month period ended March 31, 2015, as compared to the six-month period ended March 31, 2014, will reflect approximately a 1% decrease in net sales primarily from a decrease in sales in its CGD Systems segment and a decrease in operating income of approximately 11% due to lower operating income in its CGD Systems and CGD Services segments and an increase in unallocated corporate expenses related to the cost of the Audit Committee investigation described above and expenses and higher cost for consultants for One Cubic initiatives, partially offset by higher operating income in its CTS segment.

The Company’s actual results may differ from these anticipated results based on its diligence and closing procedures for the quarter and six-month periods ended March 31, 2015 and for the quarter ended December 31, 2014.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including statements related to the Company’s timing of filing its Quarterly Reports on Form 10-Q for the quarters ended December 31, 2014 and March 31, 2015 and potential impact on the Company’s historical financial statements.  These forward-looking statements are based upon the Company’s current expectations.  Actual results or outcomes may differ materially from those expressed in any forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties, and other risks detailed in the Company’s filings with the SEC, and investors should not place undue reliance on any forward-looking statements.  In addition, any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

Cubic Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CUBIC CORPORATION
Date:	May 12, 2015	By:	/s/ James R. Edwards
James R. Edwards
Senior Vice President, General Counsel & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).